SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.)*

Otonomo Technologies Ltd.

(Name of Issuer)

Ordinary Shares

(Class of Securities)

M7571L103

(CUSIP Number)

Bessemer Venture Partners

1865 Palmer Avenue, Suite 104

Larchmont, NY 10528

(914) 833-5300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 13, 2021

(Date of Event Which Requires Filing of Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), checking the following box.  ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP: M7571L103

(1)	Name of Reporting Persons: Bessemer Venture Partners IX L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 10,807,911
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 10,807,911
	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 19,466,695
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 15.5%*
(14)	Type of Reporting Person (See Instructions): PN

*

The percent of class was calculated based on 125,634,136 Ordinary Shares issued and outstanding as of August 13, 2021, as disclosed in the Current Report on Form 8-K filed with the Securities and Exchange Commission by Software Acquisition Group Inc. II on August 13, 2021.

CUSIP: M7571L103

(1)	Name of Reporting Persons: Bessemer Venture Partners IX Institutional L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 8,658,784
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 8,658,784
	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 19,466,695
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 15.5%*
(14)	Type of Reporting Person (See Instructions): PN

*

The percent of class was calculated based on 125,634,136 Ordinary Shares issued and outstanding as of August 13, 2021, as disclosed in the Current Report on Form 8-K filed with the Securities and Exchange Commission by Software Acquisition Group Inc. II on August 13, 2021.

CUSIP: M7571L103

(1)	Name of Reporting Persons: Deer IX & Co. L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 19,466,695
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 19,466,695
	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 19,466,695
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 15.5%*
(14)	Type of Reporting Person (See Instructions): PN

*

The percent of class was calculated based on 125,634,136 Ordinary Shares issued and outstanding as of August 13, 2021, as disclosed in the Current Report on Form 8-K filed with the Securities and Exchange Commission by Software Acquisition Group Inc. II on August 13, 2021.

CUSIP: M7571L103

(1)	Name of Reporting Persons: Deer IX & Co. Ltd.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 19,466,695
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 19,466,695
	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 19,466,695
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 15.5%*
(14)	Type of Reporting Person (See Instructions): CO

*

The percent of class was calculated based on 125,634,136 Ordinary Shares issued and outstanding as of August 13, 2021, as disclosed in the Current Report on Form 8-K filed with the Securities and Exchange Commission by Software Acquisition Group Inc. II on August 13, 2021.

CUSIP: M7571L103

ITEM 1.	SECURITY AND ISSUER

This Schedule 13D relates to the Ordinary Shares (“Ordinary Shares”), of the Issuer. The address of the principal executive offices of the Issuer is 6 Abba Eban Blvd., Herzliya Pituach 467256, Israel.

ITEM 2.	IDENTITY AND BACKGROUND

(a) This Schedule 13D is being filed by:

(i)	Bessemer Venture Partners IX L.P., a Cayman Islands exempted limited partnership (“BVP IX”);

(ii)	Bessemer Venture Partners IX Institutional L.P., a Cayman Islands exempted limited partnership (“BPV IX Inst” and together with BVP IX, the “BVP IX Funds”);

(iii)	Deer IX & Co. L.P., a Cayman Islands exempted limited partnership (“Deer IX LP”), which is the general partner of each of the BVP IX Funds; and

(iv)	Deer IX & Co. Ltd., a Cayman Islands exempted company (“Deer IX Co,” and collectively with the BVP IX Funds and Deer IX LP, the “Reporting Persons”), which is the general partner of Deer IX LP.

Each of the Reporting Persons is principally engaged in the business of investing in securities. The business address and principal executive offices of each of the Reporting Persons is c/o Bessemer Venture Partners, 1865 Palmer Avenue, Suite 104, Larchmont, NY 10538.

The Shares to which this Schedule 13D relates are owned directly by the applicable BVP IX Funds.

During the five years prior to the date hereof, none of the Reporting Persons has been convicted in a criminal proceeding or has been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On August 13, 2021 (the “Closing Date”), Software Acquisition Group Inc. II, a Delaware corporation (“SWAG”), and the Issuer consummated a business combination (the “Business Combination”) pursuant to the terms of the Business Combination Agreement dated as of January 31, 2021 (the “Business Combination Agreement”), by and among SWAG, the Issuer and Butterbur Merger Sub Inc., a Delaware corporation and a wholly-owned subsidiary of the Issuer (“Merger Sub”). Pursuant to the Business Combination Agreement, on the Closing Date, Merger Sub merged with and into SWAG, with SWAG surviving as a wholly-owned subsidiary of the Issuer. Prior to the closing of the Business Combination, (i) BVP IX purchased from the Issuer in a series of private transactions, an aggregate of 2,383,535 Otonomo preferred shares for an aggregate purchase price of $4,329,358.32 and (ii) BVP IX Inst purchased from Otonomo in a series of private transactions, an aggregate of 1,909,575 Otonomo preferred shares for an aggregate purchase price of $3,470,646.35. After accounting for a 1:4.6928020283 stock-split of the Issuer with respect to all outstanding ordinary shares and preferred shares, each outstanding preferred share held by the BVP IX Funds on the Closing Date was converted into ordinary shares on a 1:1 basis, and following such stock split and conversion BVP IX and BVP IX Inst held 10,807,911 ordinary shares and 8,658,784 Ordinary Shares immediately prior to the Closing of the Business Combination.

Following the Business Combination, the Reporting Persons beneficially own 19,466,695 ordinary shares of the Issuer.

CUSIP: M7571L103

ITEM 4.	PURPOSE OF TRANSACTION

As may be appropriate from time to time, each of the Reporting Persons may consider the feasibility and advisability of various alternative courses of action with respect to such investment, including, without limitation: (a) the acquisition or disposition by the Reporting Persons of shares of the Issuer’s Ordinary Shares, including through derivative transactions which may include security-based swaps and short sales; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) changes in the present board of directors or management of the Issuer; (e) a material change in the present capitalization or dividend policy of the Issuer; (f) other material changes in the Issuer’s business or corporate structure; (g) changes in the Issuer’s articles of association or other governing documents or other actions that may impede the acquisition of control of the Issuer by any person; (h) causing any class of the Issuer’s securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12 of the Exchange Act; or (j) any action similar to those enumerated above. The Reporting Persons may communicate with the Board, members of management and/or other stockholders from time to time with respect to operational, strategic, financial or governance matters or otherwise work with management and the Board. Except as described in Item 6 and this Item 4 and any plans or proposals that may from time to time be discussed or considered by the directors of the Issuer, including each of Mr. Andrew Geissse and Mr. Amit Karp, in his fiduciary capacity as a director of the Issuer, the Reporting Persons do not currently have any plans or proposals that relate to or would result in any of the actions specified in clause (a) through (j) of this paragraph.

The Reporting Persons reserve the right, based on all relevant factors and subject to applicable law or other restrictions, at any time and from time to time, to acquire additional securities of the Issuer, dispose of some or all of the Issuer’s Ordinary Shares or such other securities, in each case in open market or private transactions, block sales, distributions or otherwise, and review or reconsider their position, change their purpose, take other actions (including actions that could involve one or more of the types of transactions or have one or more of the results described in clauses (a) through (j) of the foregoing paragraph of this Item 4) or formulate and implement plans or proposals with respect to any of the foregoing.

The Reporting Persons intend to review their investment in the Issuer from time to time on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s securities in particular, as well as other developments.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a) As of August 13, 2021, BVP IX had sole voting and dispositive power with respect to 10,807,911 Ordinary Shares of the Issuer, constituting approximately 8.5% of the Issuer’s Ordinary Shares.

As of August 13, 2021, BVP IX Inst had sole voting and dispositive power with respect to 8,658,784 Ordinary Shares of the Issuer, constituting approximately 6.9% of the Issuer’s Ordinary Shares.

As of August 13, 2021, Deer IX LP, as the general partner of each of the BVP IX Funds may be deemed to have sole voting and dispositive power with respect to all 19,466,695 Ordinary Shares of the Issuer owned by the BVP IX Funds, constituting approximately 15.5% of the Issuer’s Ordinary Shares.

As of August 13, 2021, Deer IX Co, as the general partner of Deer IX LP may be deemed to have sole voting and dispositive power with respect to all 19,466,695 Ordinary Shares of the Issuer owned by the BVP IX Funds, constituting approximately 15.5% of the Issuer’s Ordinary Shares.

The percent of class was calculated based on 125,634,136 Ordinary Shares issued and outstanding as of August 13, 2021, as disclosed in the Current Report on Form 8-K filed with the Securities and Exchange Commission by Software Acquisition Group Inc. II on August 13, 2021.

CUSIP: M7571L103

(b)

Regarding the number of shares as to which such person has:

(i) sole power to vote or to direct the vote: See line 7 of cover sheets

(ii) shared power to vote or to direct the vote: See line 8 of cover sheets

(iii) sole power to dispose or to direct the disposition: See line 9 of cover sheets.

(iv) shared power to dispose or to direct the disposition: See line 10 of cover sheets

(c) The information contained in Item 3 to this Schedule 13D is incorporated in its entirety into this Item 5(c). Except as disclosed in Item 3, no Reporting Person has effected any transaction in the Issuer’s Common Stock during the past 60 days.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, shares of the Issuer’s Common Stock beneficially owned by any of the Reporting Persons.

(e) Not applicable

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The information provided and incorporated by reference in Items 3, 4 and 5 is hereby incorporated by reference.

The BVP IX Funds are a party to a Registration Rights Agreement, dated January 31, 2021, between the Issuer and certain of its stockholders (the “Registration Rights Agreement”). Under the terms of the Registration Rights Agreement, each of the BVP IX Funds has customary registration rights with respect to any Registrable Securities (as defined in the Registration Rights Agreement) that it may hold from time to time, including demand registration rights, piggyback registration rights and shelf registration statement rights, in each case, subject to certain customary limitations. The BVP IX Funds are also party to a Confidentiality and Lockup Agreement, dated January 31, 2021, between the Issuer and certain of its stockholders. Pursuant to the Confidentiality and Lockup Agreement (the “Confidentiality and Lockup Agreement”), the BVP IX Funds have agreed that they will not during the period beginning at the Closing Date and continuing to and including the date that is 180 days after the Closing Date directly or indirectly, offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of any shares, or any options or warrants to purchase any shares or any securities convertible into, exchangeable for or that represent the right to receive shares, or any interest in any of the foregoing, whether now owned or hereinafter acquired, owned directly by such shareholder (including holding as a custodian) or with respect to which such shareholder has beneficial ownership within the rules and regulations of the SEC (in each case, subject to certain exceptions set forth in the Confidentiality and Lockup Agreement)

The foregoing description of each of the Registration Rights Agreement and Confidentiality and Lockup Agreement is not complete and is qualified in its entirety by reference to the full text of the Registration Rights Agreement, which is incorporated by reference into this Schedule 13D pursuant to Exhibit 99.2 of Item 7 hereof, and the full text of the Confidentiality and Lockup Agreement, which is incorporated by reference into this Schedule 13D pursuant to Exhibit 99.3 of Item 7 hereof, respectively.

Except for the Registration Rights Agreement and the Confidentiality and Lockup Agreement, or as otherwise set forth in this Schedule 13D, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to any Shares.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit 99.1	Agreement regarding filing of joint Schedule 13D.

Exhibit 99.2	Registration Rights Agreement, incorporated by reference to Exhibit 4.10 of the Form F-4 filed by Issuer with the SEC on March 12, 2021.

Exhibit 99.3	Confidentiality and Lockup Agreement, incorporated by reference to Exhibit 10.5 of the Form F-4 filed by Issuer with the SEC on March 12, 2021.

CUSIP: M7571L103

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: August 23, 2021

BESSEMER VENTURE PARTNERS IX L.P.
BESSEMER VENTURE PARTNERS IX INSTITUTIONAL L.P.

By:	Deer IX & Co. L.P., their General Partner

By:	Deer IX & Co. Ltd., its General Partner

By:	/s/ Scott Ring
Scott Ring, General Counsel

DEER IX & CO. L.P.

By:	Deer IX & Co. Ltd., its General Partner

By:	/s/ Scott Ring
Scott Ring, General Counsel

DEER IX & CO. LTD.

By:	/s/ Scott Ring
Scott Ring, General Counsel

Notice Address:

c/o Bessemer Venture Partners 1865 Palmer Avenue
Suite 104
Larchmont, NY 10538
Tel. 914-833-5300